SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

POLYCOM, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0005 par value

(Title of Class of Securities)

73172K104

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Robert C. Hagerty

Chief Executive Officer and President

Polycom, Inc.

4750 Willow Road

Pleasanton, California 94588

(925) 924-6000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Sayed M. Darwish, Esq. Senior Vice President, Chief Administrative Officer, General Counsel and Secretary Polycom, Inc. 4750 Willow Road Pleasanton, California 94588 (925) 924-6000	Mark A. Bertelsen, Esq. John E. Aguirre, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$12,841,607	$716.56

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,839,680 shares of common stock of Polycom, Inc. having an aggregate value of $12,841,607 as of July 27, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$716.56
Form or Registration No.:	005-47513
Filing party:	Polycom, Inc.
Date filed:	July 27, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on July 27, 2009 and amended on July 29, 2009, relating to an offer by Polycom, Inc. (the “Company”) to certain employees of the Company (excluding named executive officers and directors) who hold certain options to purchase shares of the Company’s common stock (such options, the “Eligible Options”) to exchange (the “Exchange Offer”) such Eligible Options for restricted stock units.

On July 31, 2009, the Company filed its Form 10-Q with the SEC for the quarter ended June 30, 2009. In addition, on August 4, 2009, the Company sent an email to all eligible Israel employees explaining that a securities exemption was obtained.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are reported in this Amendment No. 2. Except as specifically provided here, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

Item 2.	Subject Company Information.

(a)	Name and Address.

Polycom is the issuer of the securities subject to the Exchange Offer. The address of the Polycom’s principal executive office is 4750 Willow Road, Pleasanton, CA 94588, and the telephone number at that address is (925) 924-6000. The information set forth in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated July 27, 2009, attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”) under the caption “The Offer” titled “Information concerning Polycom” is incorporated herein by reference.

(b)	Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the RSUs to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of RSUs,” and “Source and amount of consideration; terms of RSUs” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “Eligibility,” “Number of options; expiration date,” “Purposes of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of RSUs,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of RSUs,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material income tax consequences,” “Extension of offer; termination; amendment” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.

(b)	Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the captions “The Offer” titled “Financial information,” and “The Offer” titled “Additional information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 12.	Exhibits.

The Exhibit Index attached to this Amendment No. 2 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

POLYCOM, INC.

/S/ SAYED M. DARWISH
Sayed M. Darwish Senior Vice President, Chief Administrative Officer, General Counsel and Secretary

Date: August 4, 2009

EXHIBIT INDEX

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated July 27, 2009

(a)(1)(B)*	Email to All Employees from Robert C. Hagerty, dated July 27, 2009

(a)(1)(C)*	Email to All Eligible Employees from OptionExchange@Polycom.com, dated July 27, 2009

(a)(1)(D)*	Form of E-mail Regarding Offer Website Eligible Employee Login Information from OptionExchange@Polycom.com, dated July 27, 2009

(a)(1)(E)*	Screen Shots of the Offer Website

(a)(1)(F)*	2009 Stock Option Exchange Program Employee Frequently Asked Questions

(a)(1)(G)*	Option Exchange Communications Requirements

(a)(1)(H)*	Election Form

(a)(1)(I)*	Withdrawal Form

(a)(1)(J)*	Forms of Confirmation Email for Receipt of Election Form or Withdrawal Form.

(a)(1)(K)*	Forms of Reminder Email

(a)(1)(L)	Form of Restricted Stock Unit Agreement for Non-Officers (which is incorporated herein by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed with the Commission on February 26, 2009, Commission File No. 000-27978)

(a)(1)(M)	Form of Restricted Stock Unit Agreement for Officers (which is incorporated herein by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the Commission on February 26, 2009, Commission File No. 000-27978)

(a)(1)(N)*	Form of Restricted Stock Unit Agreement for United Kingdom Employees

(a)(1)(O)*	Form of Restricted Stock Unit Agreement for Canada Employees

(a)(1)(P)*	Form of Restricted Stock Unit Agreement for China Employees

(a)(1)(Q)*	Form of Restricted Stock Unit Agreement for Israel Employees

(a)(1)(R)*	Form of Restricted Stock Unit Agreement for Other International Employees

(a)(1)(S)*	Form of Reminder Email for Employee Meetings and Video Presentation

(a)(1)(T)*	Slides and Transcript Accompanying Video Presentation

(a)(1)(U)	Form of Email to All Eligible Israel Employees from OptionExchange@Polycom.com, dated August 4, 2009

(b)	Not applicable.

(d)(1)	1996 Stock Incentive Plan (as amended through May 27, 2009) (which is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the Commission on May 29, 2009, Commission File No. 000-27978)

(d)(2)	PictureTel Corporation 1998 Acquisition Stock Option Plan and form of Non-Statutory Stock Option (which are incorporated herein by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 31, 2001, Commission File No. 333-72544)

(d)(3)	2004 Equity Inventive Plan (May 27, 2009 Restatement) (which is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on May 29, 2009, Commission File No. 000-27978)

(d)(4)	Form of Non-employee Director Nonqualified Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on October 29, 2004, Commission File No. 000-27978)

(d)(5)	Form of Non-officer Employee Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on October 29, 2004, Commission File No. 000-27978)

(d)(6)	Form of Officer Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on October 29, 2004, Commission File No .000-27978)

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.